Exhibit 99.2

24 - 14054 Mobilicom VIF Proof 1 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage - paid envelope provided. Please separate carefully at the perforation and return just this portion in the envelope provided. Please Sign Here Please Date Above Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of Shareholders of Mobilicom Limited to be held May 31, 2024 For Holders as of May 10, 2024 All votes must be received by 12:00 PM New York City time on May 24, 2024. To view all Annual General Meeting related materials, please visit: https://ir.mobilicom.com/ PROXY TABULATOR FOR MOBILICOM LIMITED P.O. BOX 8016 CARY, NC 27512 - 9903 EVENT # CLIENT # Copyright © 2024 Mediant Communications Inc. All Rights Reserved Agenda 1. Re - election of Jonathan Brett as a Director 2. A ppointment of Auditor Date: Annual General Meeting of Shareholders of Mobilicom Limited M a y 31, 2024 See V oting Instruction On Rev erse Side. Please make your marks like this: x Use pen only For Against Abstain 24 - 14054 Mobilicom VIF.indd 1 5/9/2024 3:24:20 PM

24 - 14054 Mobilicom VIF Proof 1 Mobilicom Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 PM New York City time on May 24, 2024) The undersigned registered holder of American Depositary Receipts (“Receipts”) of Mobilicom Limited (the “Company”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business May 10 , 2024 at the Annual General Meeting of the Shareholders of Mobilicom Limited to be held on May 31 , 2024 , in respect of the resolutions specified on the reverse . NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolutions. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR MOBILICOM LIMITED P.O. Box 8016 CARY, NC 27512 - 9903 24 - 14054 Mobilicom VIF.indd 2 5/9/2024 3:24:20 PM